MUTUAL OF AMERICA
MUTUAL OF AMERICA LIFE INSURANCE COMPANY
320 PARK AVENUE NEW YORK NY 10022-6839 212 224 1840 212 224 2518 FAX AMY LATKIN VICE PRESIDENT AND ASSISTANT GENERAL COUNSEL CORPORATE LAW

February 26, 2014

Via EDGAR correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Mutual of America Institutional Funds, Inc. (the “Registrant”)

Registration Statement on Form N-1A (File no. 033-87874 and 811-08922)

Post-effective amendment pursuant to Rule 485(a) of the Securities Act of 1933

Ladies and Gentlemen:

Contemporaneously herewith the above named Registrant is filing a post-effective amendment under Rule 485(a) of the Securities Act of 1933. This is to advise that the post-effective amendment includes a revision of the principal investment strategy for the All America Fund to allow the Adviser to allocate 20% of the fund’s assets across large and mid-capitalization stocks.

For your convenience, please contact us so that we can provide you with a prospectus marked to show changes from the last post-effective amendment filed under Rule 485(b) of the Securities Act of 1933. You can reach me at the above telephone number, or by e-mail to amy.latkin@mutualofamerica.com.

Sincerely,

/s/ Amy Latkin

Amy Latkin
Vice President and
Assistant General Counsel